Securities and Exchange Commission

March 11, 2014

March 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.

Form 10-K for Fiscal Year Ended February 2, 2013

Filed on April 17, 2013

File No. 000-26207

Dear Ms. Thompson:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 26, 2014. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1.	We note your response to comment 1 in our letter dated January 30, 2014. Although we agree that the change in comparable store sales is a useful metric for investors, you do not explain the reasons why comparable store sales increased. Accordingly, please revise future filings to provide substantive explanations of why comparable store sales increased or decreased. We also note in your response that you believe cost of goods sold and SG&A expense as a percentage of revenues are meaningful metrics for investors and you provide your basis for this belief, such as that payroll and advertising are planned and managed as a percentage of revenues. Since the information included in your response provides insight as to how management views and directs the business, please disclose similar information in future filings or tell us why such disclosures would not be beneficial to investors. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented.

Response to Comment 1:

We acknowledge the Staff’s comment and, as described below, we will provide a more detailed discussion and analysis of the underlying reasons for changes in future filings to provide insight as to how management views and directs the business.

Our proposed revised disclosures are as follows:

Revenues. In fiscal year 2013, the Company’s revenues increased 7.0%, or $0.3 billion, to $4.0 billion from $3.7 billion in fiscal year 2012. The increase was primarily attributable the 53- versus 52-week increase in revenues from comparable stores of 7.5% of which the 53rd week revenues of $44.4 million contributed 1.2% of the 7.5% comparable store revenue increase. The increase in revenues from comparable stores was a result of the positive general economic conditions, and the acceptance by our customers of our merchandise offerings from both a style and value perspective. These factors were partially offset by an $11.8 million decrease in revenues due to closed stores.

Cost of Goods Sold. Cost of goods sold was $2.6 billion, or 66.6% of revenues in fiscal year 2013 compared to $2.5 billion, or 66.5% of revenues in fiscal year 2012. The increase in cost of goods sold of $174.6 million was primarily due to the increase in revenues.

Securities and Exchange Commission

March 11, 2014

Selling, general and administrative expenses. Selling, general and administrative expenses were $985.2 million, or 24.9% of revenues in fiscal year 2013, compared to $938.0 million, or 25.4% of revenues for fiscal year 2012. A substantial portion of our payroll related costs and our advertising costs are generally managed as a percent of revenues, and therefore, will generally increase or decrease based on revenues both historically and in the future. The increase in SG&A expense for fiscal year 2013 was primarily due to an increase in payroll and benefits of approximately $32 million and an increase in advertising expense of approximately $12 million. These expense increases had a minimal effect on the SG&A expense rate. Some costs that are more fixed in nature and these costs as a percent of revenues do have an impact on our expense leverage. The SG&A expense rate decreased due to our fixed cost leveraging (principally depreciation) as a result of the 7.5% increase in comparable store revenues partially offset by a slight increase due to the increase in payroll and benefits mentioned above.

Item 15. Exhibits and Financial Statement Schedules, page 60

2.	We note your response to comment 3 in our letter dated January 30, 2014 and your disclosure on page 60 that all Schedule II information has been omitted because the required information is shown in the financial statements or the notes thereto or considered to be immaterial. Please tell us your qualitative and quantitative considerations in determining that your valuation and qualifying account rollforwards were not required to be presented. Please specifically tell us why you have not included your sales returns allowance and, in doing so, provide us with a rollforward of this allowance on a gross basis.

Response to Comment 2:

We record our revenues net of sales taxes and merchandise returns as disclosed under the Revenues section in Footnote 1 to our Consolidated Financial Statements on page 34 of our Form 10-K. The net change in our sales return reserve can be computed from our disclosure of our Accrued Liabilities in Footnote 8 to our Consolidated Financial Statements on page 41 of our Form 10-K. The corresponding earnings effect of this $11.4 million change is approximately $3.5 million and we believe that the net change in this liability, as well as the related earnings effect, is not quantitatively or qualitatively material for disclosure on Schedule II.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Adam M. Orvos

Adam M. Orvos
Executive Vice President and Chief Financial Officer